

April 17, 2012

<u>Via E-mail</u>
Vincent L. Ammann, Jr.
Chief Financial Officer
WGL Holdings, Inc.
Washington Gas Light Company
101 Constitution Ave., N.W.
Washington, D.C. 20080

      Re: **WGL Holdings, Inc. and Washington Gas Light Company**
              Form 10-K for the Fiscal Year Ended September 30, 2011
              Filed November 23, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed January 20, 2012
              Definitive Information Statement on Schedule 14C
              Filed January 27, 2012
              Form 10-Q for the Quarterly Period Ended December 31, 2011
              Filed February 6, 2012
              File Nos. 001-16163 and 000-49807

Dear Mr. Ammann:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                        /s/ Catherine T. Brown for

                                        Andrew D. Mew
                                        Accounting Branch Chief